# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beneficient, CIK 0001775734
CUSIP: 08178Q101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001600745

## Reporting persons
- Hatteras Investment Partners, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 48,052,901; shared voting power 0; sole dispositive power 48,052,901; shared dispositive power 0; aggregate amount beneficially owned 48,052,901 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Beneficient
Address of issuer's principal executive offices: 325 N. SAINT PAUL STREET, SUITE 4850, DALLAS, TEXAS, 75201

## Item 2. Person Filing
Name of person filing: Hatteras Investment Partners, LP
Address of principal business office or, if none, residence:
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
Citizenship: Hatteras Investment Partners, LP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 48,052,901
Percent of class: 18.7
Sole power to vote or to direct the vote: 48,052,901
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 48,052,901
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Clients of Hatteras Investment Partners, LP, including an investment company registered under the Investment Company Act of 1940 and other discretionaryaccounts, have the right to receive or power to direct the receipt of distributions from, and the proceeds from the sale of, the securities reported herein.
Hatteras Master Fund, LP, an investment company registered under the Investment Company Act of 1940, has an interest in 15.5% of the class of securities reportedherein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hatteras Investment Partners, LP: David B. Perkins, Chief Executive Officer (10/08/2024)